LEAD INVESTOR



Rob Eloff   Managing Partner

The most relevant endorsement of Kountable comes from the entrepreneurs in Africa that rely on its supply chain financing and trust network to grow their essential businesses. As a leading Africa focused VC fund the perspective of the customer matters most to us, and we have witnessed Kountable facilitating trade with efficiency and trust. Global Supply Chain Management companies operate in a $3.3bn addressable market projected to grow at a 15% CAGR over the next 5 years. Kountable has been building technology and financing procurement transformation in emerging markets since 2015. Kountable's software platform and trade financing operations offer end to end data transparency. A successful tradetech business for Africa requires a combination of finance, technology and logistics skills sets. We met the team in late 2019 and were quickly impressed by the combination of structured finance, technical vision, platform product expertise and risk management within Kountable. Kountable is now at an inflection point with a burgeoning pipeline of vetted and committed trade customers and a sophisticated product that is ready for scale deployment.

Invested $75,000 this round & $1,250,000 previously